UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
Commission File Number: 811-05037
(check one):   [  ] Form 10-K and Form 10-KSB
                      [ ] Form 10-Q and Form 10-QSB
                      [ ] Form 20-F
                      [ ]  Form 11-K
                     [X] Form N-SAR
For Period Ended: December 31, 2000
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR
For the Transition Period Ended:
If the notification relates to a portion of the filing
 checked above, identify the item(s) to which the
notification relates:
PART I - REGISTRANT INFORMATION
PROFESSIONALLY MANAGED PORTFOLIOS
Full Name of Registrant
-------------------------
Former Name if Applicable
915 Broadway
Address of Principal Executive Office
(Street and Number)
New York, NY 10010
City, State and Zip Code
PART II - RULES 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)
[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort, or expense;
[ ]  (b) The subject annual report, semi-annual
 report, transition report on Form 10-K, Form
20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form IO-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [ ] (c) The accountant's statement or other exhibit required by rule 12b-25(c) has been attached if applicable.
PART III - NARRATIVE
State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F,
 IO-Q and Form IO-QSB, N-SAR, or other
 transition report or portion thereof, could not be filed within the prescribed period.
Waiting for financial information.
PART IV - OTHER INFORMATION
(1)   Name and telephone number of person to
contact in regard to this notification:
Rochelle Gonzales
(626) 852-1033
(Name)(Area Code) (Telephone Number)
(2)  Have all other periodic reports required under
 section 13 or 15(d) of the Securities Exchange
 Act of 1934 or Section 30 of  the Investment
 Company Act of 1940 during the preceding
 12 months (or for such shorter period that the registrant was required to file such reports), been filed.
 If answer is no, identify report(s).

      [X] YES     [ ] NO
(3)  Is it anticipated that any significant change
 in results of operations from the corresponding
 period for the last fiscal year will be reflected
 by the earnings statement to be included in the
 subject report or portion thereof?
     [ ] YES      [X] NO
If so, attach an explanation of the anticipated change,
 both narratively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
PROFESSIONALLY MANAGED PORTFOLIOS
(Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

/s/ Rochelle Gonzales

Date:     March 1, 2001
By:

Rochelle Gonzales